Exhibit 1


[Desc Logo]                                FOR IMMEDIATE RELEASE

                                           Contact: DESC
                                                    Arturo D'Acosta Ruiz
                                                    Mariana Alvarez  Neder
                                                    011 525 261 8000
                                                    desc@mail.desc.com.mx
                                                            - or -
                                                    CITIGATE DEWE ROGERSON
                                                    Mikhal Stein
                                                    305 381 6500
                                                    mstein@cg-mi.com





              DESC S.A. DE C.V. ANNOUNCES NEGOTIATIONS TO SELL ITS
              ----------------------------------------------------
                        POULTRY AND ANIMAL FEED BUSINESS
                        --------------------------------



         MEXICO CITY, Mexico, November 5, 1999 -- DESC, S.A. de C.V. (NYSE: DES;
BMV: DESC) announced today that it has entered into a definitive agreement with Industrias Bachoco S.A. de C.V. (NYSE:IBA; BMV:BACHOCO UBL), to sell 100% of the shares of Grupo Campi, S.A. de C.V., its poultry and animal feed business. Bachoco submitted the most attractive offer during a competitive sale process.

         The total amount paid for Grupo Campi is US$155 million, which included approximately US$27 million in net debt. Proceeds from the sale will be mainly used to pay down debt related to the purchase of Authentic Specialty Foods, Inc., held in June 1998.







DESC S.A. DE C.V.
PASEO DEL LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX



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